July 28, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: James O’Connor

Christina DiAngelo Fettig

Re:	Nuveen NASDAQ 100 Dynamic Overwrite Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-196253

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on July 28, 2014 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on July 24, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Equity Premium Advantage Fund (“Premium Advantage”) and NASDAQ Premium Income & Growth Fund Inc. (“Premium Income” and together with Premium Advantage, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please explain why one Target Fund (Premium Advantage) is being allocated the majority of the Reorganization costs.

Response: The Target Funds have historically traded at different discounts to net asset value, with Premium Advantage’s common shares trading at a discount to net asset value approximately 7% wider than the trading discount to net asset value of Premium Income’s common shares during the last twelve months.

Securities and Exchange Commission

July 28, 2014

Accordingly, the convergence in the trading discounts of the two Target Funds’ common shares in the Reorganizations is expected to result in a disproportionate benefit to holders of Premium Advantage’s common shares as this Target Fund’s trading discount is expected to narrow substantially. The Registrant will revise the disclosure to clarify that the Reorganizations are expected to benefit holders of Premium Advantage’s common shares by narrowing the trading discount to net asset value of those common shares.

(2)	Comment: Please explain why the percentage of Premium Advantage’s portfolio securities expected to be sold in connection with the portfolio repositioning has changed.

Response: In order to bring Premium Advantage’s equity portfolio into compliance with the Acquiring Fund’s investment policies, approximately 11% of the portfolio securities currently held by Premium Advantage will need to be sold. This is the percentage set forth in the Registration Statement. The higher percentage of expected portfolio sales disclosed in the Registrant’s initial Registration Statement on Form N-14 filed on May 23, 2014 reflected both portfolio sales required in order to bring Premium Advantage’s equity portfolio into compliance with the Acquiring Fund’s investment policies and discretionary sales the portfolio managers planned to make at the time. The portfolio managers have since determined not to make such discretionary sales of portfolio securities in connection with the Reorganizations based on current market and other factors, including the expected realization of capital gains.

(3)	Comment: Please confirm that the allocation of Reorganization costs does not cause a decrease in net asset value of $0.01 for purposes of the capitalization table.

Response: The Registrant confirms that the allocation of Reorganization costs does not cause a decrease in net asset value of $0.01 for purposes of the capitalization table.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7697.

Sincerely,

/s/ Jacob C. Tiedt

Jacob C. Tiedt